

Prospectus

Mid Company Fund

Investor Shares (BCMSX)

(CUSIP Number 115291809)

Small Company Fund

Investor Shares (BCSIX)

(CUSIP Number 115291833)

International Equity Fund

Investor Shares (BCIIX)

(CUSIP Number 115291858)

July 29, 2015

TABLE OF CONTENTS

Summary

THE BROWN CAPITAL MANAGEMENT MID COMPANY FUND

Investment Objective. The Mid Company Fund (previously the Mid-Cap Fund) seeks long-term capital appreciation. Current income is a secondary consideration in selecting portfolio investments.

Fees and Expenses of the Fund. These tables describe the fees and expenses that you may pay if you buy and hold shares of the Mid Company Fund.

Shareholder Fees
(fees paid directly from your investment)   *Investor Shares*

Maximum Sales Charge (Load) Imposed On Purchases (as a percentage of offering price)...	None
Redemption Fee (as a percentage of amount redeemed)	None

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Management Fees..0.75%	
Distribution and/or Service (12b-1) Fees 0.25%	
Other Expenses .... ~~x.xx~~0.29 %	
Total Annual Fund Operating Expenses[1] .... ~~x.xx~~1.29 %	
Fee Waivers and/or Expense Reimbursements[2] .... (~~x.xx~~0.13 %)	
Total Annual Fund Operating Expenses After Waivers and/or Expense Reimbursements[1,2].. ~~x.xx~~1.16 %	

1. Total Annual Fund Operating Expenses may not correlate to the ratio of expenses to average net assets provided in the Financial Highlights. The information in the Financial Highlights reflects the operating expenses of the Fund and does not include Acquired Fund Fees and Expenses.

2. Brown Capital Management, LLC (the "Advisor") has entered into an Expense Limitation Agreement with the Mid Company Fund under which it has agreed to reduce the amount of the investment advisory fees to be paid to the Advisor by the Mid Company Fund and to assume other expenses of the Mid Company Fund, if necessary, in an amount that limits the Mid Company Fund's annual operating expenses (other than interest, taxes, brokerage commissions, acquired fund fees and expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles, other extraordinary expenses not incurred in the ordinary course of the Mid Company Fund's business, and amounts, if any, payable under a Rule 12b-1 distribution plan) to not more than 0.90% until July 31, 2016. The Expense Limitation Agreement may not be terminated by either party prior to that date. Subject to certain conditions such as Fund asset levels being at certain thresholds and operating expenses ~~for the Mid Company Fund~~ being less than the operating expense limit for the Mid Company Fund, the Mid Company Fund may ~~at a later date~~ reimburse the Advisor for fees waived or limited and other expenses assumed by the Advisor pursuant to the Expense Limitation Agreement. ~~Reimbursement for fees previously waived are subject to approval by the Board of Trustees ("Board") of Brown Capital Management Mutual Funds (the "Trust") and are only applicable to fees waived or limited and other expenses assumed by the Advisor in the prior three (3) fiscal years.~~ Each waiver or reimbursement of an expense by the Advisor is subject to repayment by the Mid Company Fund within the three fiscal years following the fiscal year in which the expense was incurred, provided that the Mid Company Fund is able to make the repayment without exceeding the expense limitation in place at the time of the waiver and/or reimbursement.

Example. This example is intended to help you compare the cost of investing in the Mid Company Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Mid Company Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and the Mid Company Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Investor Shares	$~~xxx~~118	$~~xxx~~396	$~~xxx~~695	$~~x,xxx~~1,543

Portfolio Turnover. The Mid Company Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when the Mid Company Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Mid Company Fund's performance. During the most recent fiscal year, the Mid Company Fund's portfolio turnover rate was 41% of the average value of its portfolio.

Principal Investment Strategies.

The Mid Company Fund invests at least 80% of its total assets in a portfolio of equity securities of companies with total operating revenues of $500 million to $10 billion at the time of initial investment ("mid sized companies"). It is important to note that the Mid Company Fund does NOT choose its portfolio companies based on a reference to market capitalization. Rather, the focus of the Mid Company Fund is on the revenue produced by the issuer of the securities.

The Mid Company Fund typically invests in common stocks. The Advisor seeks to build a portfolio of exceptional mid companies with the wherewithal to become exceptional larger companies. The Mid Company Fund typically holds a portfolio of between 40 to 60 securities which the Advisor believes have the potential for growth.

The Advisor's Philosophy

The Advisor believes that a sustained commitment to a portfolio of exceptional companies will, over time, generate attractive long-term returns. The Advisor believes exceptional companies save time, lives, money and headaches and provide an exceptional value proposition to consumers. The Advisor views these differentiated organizations as having the wherewithal to provide unique solutions that include, but are not limited to, the utilization of innovative technology and insight to help address or redefine the challenges faced by institutions or consumers. These companies often retain a long-term growth plan, durable revenue growth, defensible market presence and profitability to fuel and sustain earnings per share growth. While investing in exceptional growth companies is paramount, the Advisor believes in being disciplined and deliberate about what it is willing to pay for growth opportunities and doing so in a benchmark agnostic manner (meaning that the Advisor selects companies without consideration of benchmarks by which the Fund is measured). Because the Mid Company Fund is managed in a benchmark agnostic manner, an unintended consequence is that the Fund may have sector exposure.

The Advisor's Investment Approach

The Advisor believes an investment program establishes the processes necessary to identify, research and construct a portfolio. The Advisor distinguishes Mid Company from Mid Capitalization investing by its use of revenue not market capitalization to identify and invest in exceptional mid companies that have the wherewithal to become exceptional larger companies. The Advisor sources ideas from many places. Companies eligible for investment typically retain between $500 million and $10 billion in revenue at the time of initial investment. The Advisor's investment professionals retain dual duties, managing the portfolio as a team and serving as generalists in their analytical role. They discuss prospective portfolio candidates with teammates before any in-depth research is performed to ensure the commitment of time dedicated to understanding the company makes sense to all team members.

The Advisor believes in-depth fundamental research, when applied over a three to five year time horizon, and implemented with a benchmark agnostic framework, has the potential to generate attractive long-term returns.

Therefore, the foundation of the Advisor's investment process is fundamental analysis. Valuation analysis is also part of the Advisor's investment process.

The Advisor constructs the Mid Company Fund's portfolio to generally be fully invested with no more than 5% in cash. The Advisor believes a diversified portfolio of 40-60 companies and their research efforts may, collectively, reduce portfolio risk.

The Advisor generally expects to hold securities for the long term. The Advisor typically sells securities from the Mid Company Fund's portfolio when the investment thesis driving the purchase of the company changes, the Advisor has a better investment idea, and/or its valuation no longer meets expectations.

Principal Risks of Investing in the Fund. An investment in the Mid Company Fund is subject to investment risks, including the possible loss of some or all of the principal amount invested. There can be no assurance that the Mid Company Fund will be successful in meeting its investment objective. Generally, the Mid Company Fund will be subject to the following risks:

- **Market Risk:** Market risk refers to the possibility that the value of equity securities held by the Mid Company Fund may decline due to daily fluctuations in the securities markets. Movements in the stock market may adversely affect the specific securities held by the Mid Company Fund on a daily basis, and, as a result, such movements may negatively affect the Mid Company Fund's net asset value.

- **Investment Style Risk:** The performance of the Mid Company Fund may be better or worse than the performance of stock funds that focus on other types of stocks or have a broader investment style.

- **Investment Advisor Risk:** The Advisor's ability to choose suitable investments has a significant impact on the ability of the Mid Company Fund to achieve its investment objectives.

- **Market Sector Risk:** The percentage of the Mid Company Fund's assets invested in various industries and sectors will vary from time to time depending on the Advisor's perception of investment opportunities. Investments in particular industries or sectors may be more volatile than the overall stock market.

- **Equity Securities Risk:** To the extent that the majority of the Mid Company Fund's portfolio consists of common stocks, it is expected that the Mid Company Fund's net asset value will be subject to greater price fluctuation than a portfolio containing mostly fixed income securities.

- **Mid Sized and Small Sized Company Risk:** Investing in the securities of mid and small sized companies generally involves greater risk than investing in larger, more established companies. Although investing in securities of medium and small-sized companies offers potential above-average returns if the companies are successful, the risk exists that the companies will not succeed and the prices of the companies' shares could significantly decline in value. The earnings and prospects of smaller companies are more volatile than larger companies, and smaller companies may experience higher failure rates than do larger companies. The trading volume of securities of smaller companies is normally less than that of larger companies and, therefore, may disproportionately affect their market price, tending to make prices fall more in response to selling pressure than is the case with larger companies. Smaller companies may also have limited markets, product lines, or financial resources, and may lack management experience. The Fund would deem a small company to be a company with total operating revenues of $250 million or less at the time of the initial investment.

While the Fund is not managed to invest in companies in terms of market capitalization but rather based on company revenues, the Fund may nonetheless hold securities the issuer of which is considered to be a mid or small-sized company in terms of capitalization.

Performance Information. The bar chart and table shown below provide an indication of the risks of investing in the Investor Shares of the Mid Company Fund by showing changes in the Mid Company Fund's performance from year to year and by showing how the Mid Company Fund's average annual total returns compare to that of two broad-based securities market indexes. Prior to November 30, 2011, the Investor Shares did not have a 12b-1 fee. The performance reflected in the bar chart has been restated to reflect the effect of the 12b-1 fee for the Investor Shares. The Mid Company Fund's past performance (before and after taxes) is not necessarily an indication of how the Mid Company Fund will perform in the future. Updated information on the Mid Company Fund's results can be obtained by visiting: http://www.browncapital.com/mid-funds-overview.html.

[INSERT BAR CHART]

Year-to-date return as of the most recent quarter ended June 30, 2015 was _____%.

Quarterly Returns During This Time Period

Highest return for a quarter	___%22.53%	Quarter ended ___ xx, 20xxJune 30, 2009
Lowest return for a quarter	___%-17.73%	Quarter ended ___, XX, 20XXSeptember 30, 2015

Average Annual Total Returns Periods ended December 31, 2014	Past 1 Year	Past 5 Years	Past 10 Years
Mid Company Fund Before taxes After taxes on distributions After taxes on distributions and sale of shares	xx.xx% xx.xx% xx.xx7.06% 5.11 % 5.16 %	xx.xx% xx.xx% xx.xx13.59% 13.07 % 10.85 %	9.7381% 9.1201% 7.8788%
S&P MidCap 400® Index (reflects no deduction for fees, expenses, or taxes)	xx.xx9.77%	xx.xx16.54%	xx.xx9.71%
Russell Midcap® Growth Index (reflects no deduction for fees, expenses, or taxes)	xx.xx11.90%	xx.xx16.94%	xxxx9.43%

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown and are not applicable to investors who hold Fund shares through tax-deferred arrangements such as a 401(k) plan or an individual retirement account (IRA).

Management.

     Investment Advisor.   Brown Capital Management, LLC is the Mid Company Fund's Investment Advisor.

     Portfolio Managers.   The Mid Company Fund is team-managed by Eddie C. Brown (Chairman, CEO and Founder of the Advisor), Walton D. Pearson (Managing Director and Senior Portfolio Manager of the Advisor), and Daman C. Blakeney (Managing Director/Senior Portfolio Manager of the Advisor). Mr. Brown served as portfolio manager for the Mid Company Fund since its inception in 2002; Mr. Pearson has served as portfolio manager since 2005; and Mr. Blakeney has served as portfolio manager since 2009.

For important information about purchase and sale of fund shares, tax information and financial intermediary compensation, please turn to the sections of this prospectus entitled "Purchase and Sale of Fund Shares," "Tax Information," and "Payments to Broker-Dealers and Other Financial Intermediaries" on page 17 of the prospectus.

THE BROWN CAPITAL MANAGEMENT SMALL COMPANY FUND

Investment Objective. The Small Company Fund seeks long-term capital appreciation. Current income is a secondary consideration in selecting portfolio investments.

Fees and Expenses of the Fund. These tables describe the fees and expenses that you may pay if you buy and hold shares of the Small Company Fund.

Shareholder Fees
(fees paid directly from your investment)   *Investor Shares*

Maximum Sales Charge (Load) Imposed On Purchases (as a percentage of offering price)... None	
Redemption Fee (as a percentage of amount redeemed) .... None	

Annual Fund Operating Expenses
(expenses that you pay each year as a % of the value of your investment)

Management Fees...1.00%	
Distribution and/or Service (12b-1) Fees 0.20%	
Other Expenses ....0.~~xx~~06%	
Total Annual Fund Operating Expenses[1,2] ....~~x.xx~~1.26 %	

1. Total Annual Fund Operating Expenses does not correlate to the ratio of expenses to average net assets provided in the Financial Highlights. The information in the Financial Highlights reflects the operating expenses of the Fund and does not include Acquired Fund Fees and Expenses.

2. Brown Capital Management, LLC (the "Advisor") has entered into an Expense Limitation Agreement with the Small Company Fund under which it has agreed to reduce the amount of the investment advisory fees to be paid to the Advisor by the Small Company Fund and to assume other expenses of the Small Company Fund, if necessary, in an amount that limits the Small Company Fund's annual operating expenses (other than interest, taxes, brokerage commissions, acquired fund fees and expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles, other extraordinary expenses not incurred in the ordinary course of the Small Company Fund's business, and amounts, if any, payable under a Rule 12b-1 distribution plan) to not more than 1.25% until July 31, 2016. The Expense Limitation Agreement may not be terminated by either party prior to that date. Subject to certain conditions such as Fund asset levels being at certain thresholds and operating expenses ~~for the Small Company Fund~~ being less than the operating expense limit for the Small Company Fund, the Small Company Fund may ~~at a later date~~ reimburse the Advisor for fees waived or limited and other expenses assumed by the Advisor pursuant to the Expense Limitation Agreement. ~~Reimbursement for fees previously waived are subject to Board approval and are only applicable to fees waived or limited and other expenses assumed by the Advisor in the prior three (3) fiscal years.~~Each waiver or reimbursement of an expense by the Advisor is subject to repayment by the Small Company Fund within the three fiscal years following the fiscal year in which the expense was incurred, provided that the Small Company Fund is able to make the repayment without exceeding the expense limitation in place at the time of the waiver and/or reimbursement.

Example. This example is intended to help you compare the cost of investing in the Small Company Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Small Company Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and the Small Company Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Investor Shares	$~~xxx~~128	$~~xxx~~400	$~~xxx~~691	$~~x,xxx~~1,521

Portfolio Turnover. The Small Company Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher

transaction costs and may result in higher taxes when the Small Company Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Small Company Fund's performance. During the most recent fiscal year, the Small Company Fund's portfolio turnover rate was 11% of the average value of its portfolio.

Principal Investment Strategies.

The Small Company Fund invests at least 80% of its total assets in the equity securities of those companies with total operating revenues of $250 million or less at the time of the initial investment, ("small companies"). It is important to note that the Small Company Fund does NOT choose its portfolio companies based on a reference to market capitalization. Rather, the focus of the Small Company Fund is on the revenue produced by the issuer of the securities.

The Small Company Fund typically invests in common stocks. The Advisor seeks to build a portfolio of exceptional small companies with the wherewithal to become exceptional large companies. The Small Company Fund typically holds a portfolio of between 40 to 65 securities which the Advisor believes have the potential for growth.

The Advisor's Philosophy

The Advisor believes that a sustained commitment to a portfolio of exceptional companies will, over time, generate attractive long-term returns. The Advisor believes exceptional companies save time, lives, money and headaches and provide an exceptional value proposition to consumers. The Advisor views these differentiated organizations as having the wherewithal to provide unique solutions that include, but are not limited to, the utilization of innovative technology and insight to help address or redefine the challenges faced by institutions or consumers. These companies often retain a long-term growth plan, durable revenue growth, defensible market presence and profitability to fuel and sustain earnings per share growth. While investing in exceptional growth companies is paramount, the Advisor believes in being disciplined and deliberate about what it is willing to pay for growth opportunities and doing so in a benchmark agnostic manner (meaning that the Advisor selects companies without consideration of benchmarks by which the Fund is measured). Because the Small Company Fund is managed in a benchmark agnostic manner, an unintended consequence is that the Fund may have sector exposure.

The Advisor's Investment Approach

The Advisor believes an investment program establishes the processes necessary to identify, research and construct a portfolio. The Advisor distinguishes Small Company from Small Capitalization investing by its use of revenue not market capitalization to identify and invest in exceptional small companies that have the wherewithal to become exceptional larger companies. The Advisor sources ideas from many places. Companies eligible for investment typically retain no more than $250 million in revenue at the time of initial investment. The Advisor's investment professionals retain dual duties, managing the portfolio as a team and serving as generalists in their analytical role. They discuss prospective portfolio candidates with teammates before any in depth research is performed to ensure the commitment of time dedicated to understanding the company makes sense to all team members.

The Advisors believes that in-depth fundamental research, when applied over a three to five year time horizon, and implemented within a benchmark agnostic framework, has the potential to generate attractive long-term returns.

Therefore, the foundation of the Advisor's process is fundamental analysis. Valuation is also part of the investment process.

The Advisor constructs the Small Company Fund's portfolio to generally be no more than 5% in cash. The Advisor believes a diversified portfolio of 40-65 companies and their research efforts may, collective, reduce portfolio risk.

The Advisor generally expects to hold securities for the long term. The Advisor typically sells securities from the Small Company Fund's portfolio when the Advisor determines that the investment thesis driving the purchase of the company changes, the Advisor has a better investment idea, and/or its valuation no longer meets expectations.

Principal Risks of Investing in the Fund. An investment in the Small Company Fund is subject to investment risks, including the possible loss of some or all of the principal amount invested. There can be no assurance that the Small Company Fund will be successful in meeting its investment objective. Generally, the Small Company Fund will be subject to the following risks:

- **Market Risk:** Market risk refers to the possibility that the value of equity securities held by the Small Company Fund may decline due to daily fluctuations in the securities markets. Movements in the stock market may adversely affect the specific securities held by the Small Company Fund on a daily basis, and, as a result, such movements may negatively affect the Small Company's net asset value.

- **Investment Style Risk:** The performance of the Small Company Fund may be better or worse than the performance of stock funds that focus on other types of stocks or have a broader investment style.

- **Investment Advisor Risk:** The Advisor's ability to choose suitable investments has a significant impact on the ability of the Small Company Fund to achieve its investment objectives.

- **Market Sector Risk:** The percentage of the Small Company Fund's assets invested in various industries and sectors will vary from time to time depending on the Advisor's perception of investment opportunities. Investments in particular industries or sectors may be more volatile than the overall stock market.

- **Equity Securities Risk:** To the extent that the majority of the Small Company Fund's portfolio consists of common stocks, it is expected that the Small Company Fund's net asset value will be subject to greater price fluctuation than a portfolio containing mostly fixed income securities.

- **Small Companies Risk:** Investing in the securities of small companies generally involves greater risk than investing in larger, more established companies. Although investing in securities of small companies offers potential above-average returns if the companies are successful, the risk exists that the companies will not succeed and the prices of the companies' shares could significantly decline in value. The earnings and prospects of smaller companies are more volatile than larger companies, and smaller companies may experience higher failure rates than do larger companies. The trading volume of securities of smaller companies is normally less than that of larger companies and, therefore, may disproportionately affect their market price, tending to make prices fall more in response to selling pressure than is the case with larger companies. Smaller companies may also have limited markets, product lines, or financial resources, and may lack management experience.

- **Micro-Cap Companies Risk:** Micro-cap stocks may be very sensitive to changing economic conditions and market downturns because the issuers often have narrow markets for their products or services, fewer product lines, and more limited managerial and financial resources than larger issuers. The stocks of micro-cap companies may therefore be more volatile and the ability to sell them at a desirable time or price may be more limited.

Performance Information. The bar chart and table shown below provide an indication of the risks of investing in the Investor Shares of the Small Company Fund by showing changes in the Small Company Fund's performance from year to year and by showing how the Small Company Fund's average annual total returns compare to that of two broad-based securities market indexes. Prior to November 30, 2011, the Investor Shares did not have a 12b-1 fee. The performance reflected in the bar chart has been restated to reflect the effect of the 12b-1 fee for the Investor Shares. The Small Company Fund's past performance (before and after taxes) is not necessarily an indication of how the Small Company Fund will perform in the future. Updated information on the Small Company Fund's results can be obtained by visiting http://www.browncapital.com/small-funds-overview.html.

[INSERT BAR CHART]

Year-to-date return as of the most recent quarter ended June 30, 2015 was _____%.

Quarterly Returns During This Time Period

		Quarter ended
Highest return for a quarter	xx.xx20.12%	_____ XX, 20XXJune 30, 2009
Lowest return for a quarter	-xx.xx23.13 %	_____ XX, 20XXDecember 31, 2008

Average Annual Total Returns Periods Ended December 31, 2014	Past 1 Year	Past 5 Years	Past 10 Years

Small Company Fund
   Before taxes
   After taxes on distributions
   After taxes on distributions and sale of shares
	xx.xx%
	xx.xx%
	xx.xx2.19 %
	0.90 %
	2.26 %
		xx.xx%
		xx.xx%
		xx.xx17.02 %
		16.55 %
		13.80%
			xx.xx%
			xx.xx%
			xx.xx12.61%
			12.02 %
			10.49 %

Russell 2000® Index (reflects no deduction for fees, expenses, or taxes)	xx.xx4.89%	xx.xx15.55%	xxxx7.77%
Russell 2000® Growth Index (reflects no deduction for fees, expenses, or taxes)	xx.xx5.60%	xx.xx16.80%	xxxx8.54%

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown and are not applicable to investors who hold Fund shares through tax-deferred arrangements such as a 401(k) plan or an individual retirement account (IRA).

Management.

    Investment Advisor. Brown Capital Management, LLC is the Small Company Fund's Investment Advisor.

Portfolio Managers. The Small Company Fund is team-managed by Keith A. Lee (President and Chief Operating Officer of the Advisor), Robert E. Hall (Managing Director and Senior Portfolio Manager of the Advisor), Kempton M. Ingersol (Managing Director and Senior Portfolio Manager of the Advisor), Damien Davis (Portfolio Manager of the Advisor); Andrew J. Fones (Portfolio Manager and Senior Analyst of the Advisor). Mr. Lee and Mr. Hall have each served as portfolio manager for the Small Company Fund since its inception in 1992; Mr. Ingersol has served as portfolio manager since 2000; Mr. Davis has served as portfolio manager since 2013; and Mr. Fones has served as portfolio manager since 2014.

For important information about purchase and sale of fund shares, tax information and financial intermediary compensation, please turn to the sections of this prospectus entitled "Purchase and Sale of Fund Shares," "Tax Information," and "Payments to Broker-Dealers and Other Financial Intermediaries" on page 17 of the prospectus.

THE BROWN CAPITAL MANAGEMENT INTERNATIONAL EQUITY FUND

Investment Objective. The International Equity Fund seeks long-term capital appreciation. Current income is a secondary consideration in selecting portfolio investments.

Fees and Expenses of the Fund. These tables describe the fees and expenses that you may pay if you buy and hold shares of the International Equity Fund.

Shareholder Fees

(fees paid directly from your investment)   *Investor Shares*

Maximum Sales Charge (Load) Imposed On Purchases (as a percentage of offering price)..	None
Redemption Fee (as a percentage of amount redeemed on shares sold after holding them for less than 60 days)	2.00%

Annual Fund Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

Management Fees...	0.90%
Distribution and/or Service (12b-1) Fees	0.25%
Other Expenses	x.xx1.70 %
Total Annual Fund Operating Expenses[1]	x.xx2.85 %
Fee Waivers and/or Expense Reimbursements[2]	(x.xx1.24 %)
Total Annual Fund Operating Expenses After Waivers and/or Expense Reimbursements,[2]	x.xx1.61 %

1. Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to average net assets provided in the Financial Highlights. The information in the Financial Highlights reflects the operating expenses of the Fund and does not include Acquired Fund Fees and Expenses.

2. Brown Capital Management, LLC (the "Advisor") has entered into an Expense Limitation Agreement with the International Equity Fund under which it has agreed to reduce the amount of the investment advisory fees to be paid to the Advisor by the International Equity Fund and to assume other expenses of the International Equity Fund, if necessary, in an amount that limits the International Equity Fund's annual operating expenses (other than interest, taxes, brokerage commissions, acquired fund fees and expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles, other extraordinary expenses not incurred in the ordinary course of the International Equity Fund's business, and amounts, if any, payable under a Rule 12b-1 distribution plan) to not more than 1.00% until July 31, 2016. The Expense Limitation Agreement may not be terminated by either party prior to that date. Subject to certain conditions such as Fund asset levels being at certain thresholds and operating expenses for the International Equity Fund being less than the operating expenses limit for the International Equity Fund, the International Equity Fund may at a later date reimburse the Advisor for fees waived or limited and other expenses assumed by the Advisor pursuant to the Expense Limitation Agreement. Reimbursement for fees previously waived are subject to Board approval and are only applicable to fees waived or limited and other expenses assumed by the Advisor in the prior three (3) fiscal years.Each waiver or reimbursement of an expense by the Advisor is subject to repayment by the International Equity Fund within the three fiscal years following the fiscal year in which the expense was incurred, provided that the International Equity Fund is able to make the repayment without exceeding the expense limitation in place at the time of the waiver and/or reimbursement.

Example. This example is intended to help you compare the cost of investing in the International Equity Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the International Equity Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and the International Equity Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years

Investor Shares	$~~164	$~~766	$~,~~1,393	$~,~~3,082

Portfolio Turnover. The International Equity Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when the International Equity Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the International Equity Fund's performance. During the most recent fiscal year, the International Equity Fund's portfolio turnover rate was 12% of the average value of its portfolio.

Principal Investment Strategies.

The International Equity Fund invests at least 80% of its total assets in the equity securities of non-U.S. based companies. The International Equity Fund typically invests in common stocks. The Advisor seeks to build a portfolio of exceptional companies, across the capitalization range. The International Equity Fund typically holds a portfolio of between 40 to 70 securities which the Advisor believes have the potential for growth.

The International Equity Fund considers an issuer to be non–U.S. based if: (1) the issuer is organized under the laws of a jurisdiction other than those of the U.S.; (2) the securities of the issuer have a primary listing on a stock exchange outside the U.S. regardless of the country in which the issuer is organized; or (3) the issuer derives 50% or more of its total revenue from goods and/or services produced or sold outside of the U.S.

The Advisor's Philosophy

The Advisor believes that a sustained commitment to a portfolio of exceptional companies will, over time, generate attractive long-term returns. The Advisor believes exceptional companies save time, lives, money and headaches and provide an exceptional value proposition to consumers. The Advisor views these differentiated organizations as having the wherewithal to provide unique solutions that include, but are not limited to, the utilization of innovative technology and insight to help address or redefine the challenges faced by institutions or consumers. These companies often retain a long-term growth plan, durable revenue growth, defensible market presence and profitability to fuel and sustain earnings per share growth. While investing in exceptional growth companies is paramount, the Advisor believes in being disciplined and deliberate about what it is willing to pay for growth opportunities and doing so in a benchmark agnostic manner (meaning that the Advisor selects companies without consideration of benchmarks by which the Fund is measured). Because the International Equity Fund is managed in a benchmark agnostic manner, an unintended consequence is that the Fund may have sector exposure.

The Advisor's Investment Approach

The Advisor believes an investment program establishes the processes necessary to identify, research and construct a portfolio. The Advisor sources ideas from many places. As an all-cap international portfolio, eligible companies are non – U.S. companies with a float of at least $100 million, which includes U.S. listed securities domiciled outside the U.S. The Advisor's investment professionals retain dual duties, managing the portfolio as a team and serving as generalists in their analytical role. They discuss prospective portfolio candidates with the other team members before conducting in-depth research of a particular company in order to ensure commitment of time and dedication to understanding a company makes sense to all team members.

The Advisor believes that in-depth fundamental research, when applied over a three to five year evaluation horizon, and implemented within a benchmark agnostic framework, has the potential to generate attractive long-term returns.

Therefore, the foundation of the Advisor's process is fundamental analysis. Valuation is also part of the investment process.

The Advisor constructs the International Equity Fund's portfolio to generally be no more than 5% in cash. The Advisor believes a diversified portfolio of 40 – 70 companies and their research efforts may, collectively, reduce portfolio risk.

The Advisor generally expects to hold securities for the long term. The Advisor typically sells securities from the International Equity Fund's portfolio when the Advisor determines that the investment thesis driving the purchase of the company changes, the Advisor has a better investment idea, and/or its valuation no longer meets expectations.

Principal Risks of Investing in the Fund. An investment in the International Equity Fund is subject to investment risks, including the possible loss of some or all of the principal amount invested. There can be no assurance that the International Equity Fund will be successful in meeting its investment objective. Generally, the International Equity Fund will be subject to the following risks:

- **Market Risk:** Market risk refers to the possibility that the value of equity securities held by the International Equity Fund may decline due to daily fluctuations in the securities markets. Movements in the stock market may adversely affect the specific securities held by the International Equity Fund on a daily basis, and, as a result, such movements may negatively affect the International Equity Fund's net asset value.

- **Investment Style Risk:** The performance of the International Equity Fund may be better or worse than the performance of stock funds that focus on other types of stocks or have a broader investment style.

- **Investment Advisor Risk:** The Advisor's ability to choose suitable investments has a significant impact on the ability of the International Equity Fund to achieve its investment objectives.

- **Market Sector Risk:** The percentage of the International Equity Fund's assets invested in various industries and sectors will vary from time to time depending on the Advisor's perception of investment opportunities. Investments in particular industries or sectors may be more volatile than the overall stock market.

- **Equity Securities Risk:** To the extent that the majority of the International Equity Fund's portfolio consists of common stocks, it is expected that the International Equity Fund's net asset value will be subject to greater price fluctuation than a portfolio containing mostly fixed income securities.

- **Foreign Securities Risk:** Foreign securities may involve investment risks different from those associated with domestic securities. Foreign markets may be less liquid, more volatile, and subject to less government supervision than domestic markets. There may also be difficulties enforcing contractual obligations, and it may take more time for trades to clear and settle. Adverse political and economic developments or changes in the value of foreign currency can make it difficult for the International Equity Fund to sell its securities and could reduce the value of your shares. The International Equity Fund may experience more rapid and extreme changes in value than a fund that invests exclusively in securities of U.S. companies due to, among other things: smaller markets;

differing reporting, accounting, and auditing standards; nationalization, expropriation, or confiscatory taxation; foreign currency fluctuations, currency blockage, or replacement; sovereign solvency considerations; less liquid and more volatile exchanges and/or markets; or political changes or diplomatic developments.

- **Emerging Markets Securities Risk**: Investments in the securities of developing or emerging markets may entail additional risks than investments in foreign securities, including: less social, political and economic stability; smaller securities markets and lower trading volume, which may result in less liquidity and greater price volatility; restrictions on investment opportunities, including restrictions on investments in issuers or industries, or expropriation or confiscation of assets or property; and less developed legal structures governing private or foreign investment.

Performance Information. The bar chart and table shown below provide an indication of the risks of investing in the Investor Shares of the International Equity Fund by showing changes in the International Equity Fund's performance from year to year and by showing how the International Equity Fund's average annual total returns compare to that of a broad-based securities market index. Prior to November 30, 2011, the Investor Shares did not have a 12b-1 fee. The performance reflected in the bar chart has been restated to reflect the effect of the 12b-1 fee for the Investor Shares. The International Equity Fund's past performance (before and after taxes) is not necessarily an indication of how the International Equity Fund will perform in the future. Updated information on the International Equity Fund's results can be obtained by visiting http://www.browncapital.com/int-funds-overview.html.

[INSERT BAR CHART]

Year-to-date return as of the most recent quarter ended June 30, 2015 was _____%.

Quarterly Returns During This Time Period

Highest return for a quarter	xx.xx28.60 %	Quarter ended XX, 20xxJune 30, 2009
Lowest return for a quarter	-xx.xx22.01 %	Quarter ended xx, 20xxDecember 31, 2008

Average Annual Total Returns Periods Ended December 31, 2014	Past 1 Year	Past 5 Years	Past 10 Years

International Equity Fund
  Before taxes
  After taxes on distributions
  After taxes on distributions and sale of shares
	xx.xx%
	xx.xx%
	xx.xx1.59 %
	1.57 %
	0.84 %
		xx.xx%
		xx.xx%
		xx.xx5.87 %
		5.55 %
		4.51 %
			xxxx%
			xx.xx%
			x.xx4.06%
			3.27 %
			3.25 %

MSCI EAFE® International Gross Index (reflects no deduction for fees, expenses, or taxes)	xx.xx4.48 %	xx.xx5.81 %	x.xx4.91 %

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown and are not applicable to investors who hold Fund shares through tax-deferred arrangements such as a 401(k) plan or an individual retirement account (IRA).

Management.

Investment Advisor. Brown Capital Management, LLC is the International Equity Fund's Investment Advisor.

Portfolio Managers. The International Equity Fund is team-managed by Martin J. Steinik (Managing Director and Senior Portfolio Manager of the Advisor), Maurice L. Haywood (Managing Director and Senior Portfolio Manager of the Advisor), and Duncan J. Evered (Managing Director and Senior Portfolio Manager of the Advisor). Mr. Steinik has served as portfolio manager for the International Equity Fund since 2005; Mr. Haywood has served as portfolio manager since 2006; and Mr. Evered has served as portfolio manager since 2011.

For important information about purchase and sale of fund shares, tax information and financial intermediary compensation, please turn to the sections of this prospectus entitled "Purchase and Sale of Fund Shares," "Tax Information," and "Payments to Broker-Dealers and Other Financial Intermediaries" on page 17 of the prospectus.

THE BROWN CAPITAL MANAGEMENT MID COMPANY FUND
THE BROWN CAPITAL MANAGEMENT SMALL COMPANY FUND
THE BROWN CAPITAL MANAGEMENT INTERNATIONAL EQUITY FUND

Purchase and Sale of Fund Shares. Each Fund's minimum initial investment for Investor Shares is $5,000 ($2,000 for IRA and Keogh Plans). Each Fund's minimum subsequent investment is $500 ($100 under an automatic investment plan).

Purchase and redemption orders by mail should be sent to the Brown Capital Management Mutual Funds, specifying Fund name and share class, c/o ALPS Fund Services, Inc., P.O. Box 1466, Denver, Colorado 80201. Redemption orders by facsimile should be transmitted to 1-866-205-1499. Please call the Funds at 1-877-892-4BCM (1-877-892-4226) to conduct telephone transactions or to receive wire instructions for bank wire orders. The Funds have also authorized certain broker-dealers to accept purchase or redemption orders on its behalf. Investors who wish to purchase or redeem Fund shares through a broker-dealer should contact the broker-dealer directly.

Special Note Regarding the Brown Capital Management Small Company Fund: The Brown Capital Management Small Company Fund is closed to new investors as of October 18, 2013. The closure applies to new investors that would normally purchase shares of the Fund directly or through financial intermediaries although exceptions may be permitted for financial advisors trading through omnibus platforms. Existing shareholders as of October 18, 2013, the Fund's closing date, are permitted to make additional investments in any account that held shares of the Fund on that date. The closure is consistent with the Advisor's commitment to protect the interest of the Fund's investments and to ensure that the Fund can be managed effectively for its shareholders. For additional information regarding certain allowable new accounts or questions concerning the closure to new investors, please call the Fund toll-free at 1.877.892.4BCM. The Fund reserves the right to reopen to new investors in the future.

Tax Information. The Funds' distributions are taxable, and will be taxed as ordinary income or capital gains, unless you are investing through a tax deferred arrangement (in such arrangement taxes will be deferred until a later time), such as a 401(k) plan or an individual retirement account.

Payments to Broker-Dealers and Other Financial Intermediaries. If you purchase shares of the Funds through a broker-dealer or other financial intermediary (such as a bank), the Funds and their related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Funds over another investment. Ask your salesperson or visit your financial intermediary's website for more information.

THE FUNDS

INVESTMENT OBJECTIVES

The investment objective of The Brown Capital Management Mid Company Fund, The Brown Capital Management Small Company Fund, and The Brown Capital Management International Equity Fund is long-term capital appreciation. Current income is a secondary consideration in selecting portfolio investments for the equity funds. Each of the Funds is a diversified series of Brown Capital Management Mutual Funds ("Trust").

The Funds' investment objectives will not be changed without shareholder approval.

Principal Investment Strategy

The Brown Capital Management Mid Company Fund

Under normal market conditions, the Mid Company Fund will invest at least 80% of its total assets in the equity securities of those companies with total operating revenues of $500 million to $10 billion at the time of initial investment ("mid sized companies"). This investment policy may be changed without shareholder approval upon at least 60 days' prior written notice to the shareholders.

It is important to note that the Mid Company Fund does NOT choose its portfolio companies based on a reference to market capitalization. Rather, the focus of the Mid Company Fund is on the revenue produced by the issuer of the securities.

The Advisor's investment program also includes the following:

Exceptional Companies – the Advisor believes exceptional companies save time, lives, money and headaches and provide an exceptional value proposition to consumers. The Advisor's commitment to organizations with these characteristics reflects a focus on, what they believe to be, high quality companies identifiable by a genuinely differentiated product or service. These characteristics serve as guidelines to help the Advisor reduce the number of eligible companies. Not every criteria must be satisfied to be considered as an investment idea.

Sourcing – ideas are identified in many places, personal reading, industry analysis, peer comparisons, observations of trends, quantitative screens, portfolio team sharing of ideas, and industry conferences among others.

Fundamental Analysis – principally includes financial statement analysis, conducting management interviews, analyzing the industry and analyzing competitors.

Valuation Analysis – is applied secondarily after determining the growth potential for a company. Valuation analysis helps determine if the current stock price is expensive, inexpensive or somewhere in between. The Advisor does not want to overpay more than necessary for the company, but reaches informed decisions within the framework of the investment program.

Principal Investment Strategy

The Brown Capital Management Small Company Fund

Under normal market conditions, the Small Company Fund invests at least 80% of its total assets in the equity securities of those companies with total operating revenues of $250 million or less at the time of the initial investment, ("small companies"). This investment policy may be changed without shareholder approval upon at least 60 days' prior written notice to the shareholders.

It is important to note that the Small Company Fund does NOT choose its portfolio companies based on a reference to market capitalization. Rather, the focus of the Small Company Fund is on the revenue produced by the issuer of the securities.

The Advisor's investment program also includes the following:

Exceptional Companies – the Advisor believes exceptional companies save time, lives, money and headaches and provide an exceptional value proposition to consumers. The Advisor's commitment to organizations with these characteristics reflects a focus on, what they believe to be, high quality companies identifiable by a genuinely differentiated product or service. These characteristics serve as guidelines to help the Advisor reduce the number of eligible companies. Not every criteria must be satisfied to be considered as an investment idea.

Sourcing – ideas are identified in many places, personal reading, industry analysis, peer comparisons, observations of trends, quantitative screens, portfolio team sharing of ideas, and industry conferences among others.

Fundamental Analysis – principally includes financial statement analysis, conducting management interviews, analyzing the industry and analyzing competitors.

Valuation Analysis – is applied secondarily after determining the growth potential for a company. Valuation analysis helps determine if the current stock price is expensive, inexpensive or somewhere in between. The Advisor does not want to overpay more than necessary for the company, but reaches informed decisions within the framework of the investment program.

Principal Investment Strategy

The Brown Capital Management International Equity Fund

Under normal market conditions, the International Equity Fund invests at least 80% of its total assets in the equity securities of non-U.S. based companies. This investment policy may be changed without shareholder approval upon at least 60 days' prior written notice to the shareholders.

The Advisor's investment program also includes the following:

Exceptional Companies – the Advisor believes exceptional companies save time, lives, money and headaches and provide an exceptional value proposition to consumers. The Advisor's commitment to organizations with these characteristics reflects a focus on, what they believe to be, high quality companies identifiable by a genuinely differentiated product or service. These characteristics serve as guidelines to help the Advisor reduce the number of eligible companies. Not every criteria must be satisfied to be considered as an investment idea.

Sourcing – ideas are identified in many places, personal reading, industry analysis, peer comparisons, observations of trends, quantitative screens, portfolio team sharing of ideas, and industry conferences among others.

Fundamental Analysis – principally includes financial statement analysis, conducting management interviews, analyzing the industry and analyzing competitors.

Valuation Analysis – is applied secondarily after determining the growth potential for a company. Valuation analysis helps determine if the current stock price is expensive, inexpensive or somewhere in between. The Advisor does not want to overpay more than necessary for the company, but reaches informed decisions within the framework of the investment program.

Risk Analysis – since companies invested in the portfolio are domiciled outside of the U.S., additional risk analysis is performed that includes regulatory, accounting, industry, country, macroeconomic and currency.

PRINCIPAL RISKS OF INVESTING IN THE FUNDS

An investment in the Funds is subject to investment risks, including the possible loss of the principal amount invested. There can be no assurance that the Funds will be successful in meeting their investment objectives. Generally the Funds will be subject to the following additional risks:

Market Risk. Market risk refers to the possibility that the value of equity securities held by the Funds may decline due to daily fluctuations in the securities markets. Stock prices change daily as a result of many factors, including developments affecting the condition of both individual companies and the market in general. The price of a stock may even be affected by factors unrelated to the value or condition of its issuer, such as changes in interest rates, national and international economic and/or political conditions, and general equity market conditions. In a declining stock market, stock prices for all companies (including those in the Funds' portfolios) may decline, regardless of their long-term prospects. The Fund's performance per share may change daily in response to such factors.

Investment Style Risk. Different types of securities tend to shift into and out of favor with stock market investors depending on market and economic conditions. The returns from the types of stocks purchased by the Funds may at times be better or worse than the returns from other types of stocks (e.g., large-cap, mid-cap, growth, value, etc.). Each type of stock tends to go through cycles of performing better or worse than the stock market in general. The performance of the Funds may thus be better or worse than the performance of stock funds that focus on other types of stocks or have a broader investment style.

Investment Advisor Risk. The Advisor's ability to choose suitable investments has a significant impact on the ability of the Funds to achieve their investment objectives.

Market Sector Risk. The percentage of each Fund's assets invested in various industries and sectors will vary from time to time depending on the Advisor's perception of investment opportunities. Investments in particular industries or sectors may be more volatile than the overall stock market. Consequently, a higher percentage of holdings in a particular industry or sector may have the potential for a greater impact on each Fund's performance.

Equity Securities Risk. To the extent that the majority of each Fund's portfolio consists of common stocks, it is expected that each Fund's net asset value will be subject to greater price fluctuation than a portfolio containing mostly fixed income securities.

Fund Specific Risk Factors

Mid Company Fund

Mid and Small Sized Company Risk. Investing in the securities of mid and small sized companies generally involves greater risk than investing in larger, more established companies. This greater risk is, in part, attributable to the fact that the securities of mid and small sized companies usually have more limited marketability and, therefore, may be more volatile and less liquid than securities of larger, more established companies or the market averages in general. Because mid and small sized companies normally have fewer shares outstanding than larger companies, it may be more difficult to buy or sell significant amounts of such shares without an unfavorable impact on prevailing prices. Another risk factor is that mid and small sized companies often have limited product lines, markets, or financial resources and may lack management depth. These factors affect the Advisor's access to information about the companies and the stability of the markets for the companies' securities. Additionally, mid and small sized companies are typically subject to greater changes in earnings and business prospects than are larger, more established companies, and there typically is less publicly available information concerning mid-cap companies than for larger, more established companies. The Fund would deem a small company to be a company with total operating revenues of $250 million or less at the time of the initial investment.

Although investing in securities of medium and small-sized companies offers potential above-average returns if the companies are successful, the risk exists that the companies will not succeed and the prices of the companies' shares could significantly decline in value. Therefore, an investment in the Mid Company Fund may involve a greater degree of risk than an investment in other mutual funds that seek capital growth by investing in more established, larger companies.

Small Company Fund

The Small Company Fund is intended for aggressive investors seeking above-average gains and willing to accept the risks involved in investing in the securities of small companies.

Small Companies Risk. Investing in the securities of small companies generally involves greater risk than investing in larger, more established companies. This greater risk is, in part, attributable to the fact that the securities of small companies usually have more limited marketability and therefore, may be more volatile and less liquid than securities of larger, more established companies or the market averages in general. Because small companies normally have fewer shares outstanding than larger companies, it may be more difficult to buy or sell significant amounts of such shares without an unfavorable impact on prevailing prices. Another risk factor is that small companies often have limited product lines, markets, or financial resources and lack management depth, making them more susceptible to market pressures. Additionally, small companies are typically subject to greater changes in earnings and business prospects than are larger, more established companies and there typically is less publicly available information concerning small companies than for larger, more established companies.

Although investing in securities of small companies offers potential above-average returns if the companies are successful, the risk exists that the companies will not succeed and the prices of the companies' shares could significantly decline in value. Therefore, an investment in the Small Company Fund may involve a greater degree of risk than an investment in other mutual funds that seek capital growth by investing in more established, larger companies.

Micro-Cap Companies Risk. Micro-cap stocks may be very sensitive to changing economic conditions and market downturns because the issuers often have narrow markets for their products or services, fewer product lines, and more limited managerial and financial resources than larger issuers. The stocks of micro-cap companies may therefore be more volatile and the ability to sell them at a desirable time or price may be more limited.

The securities of micro-cap companies may be more volatile in price, have wider spreads between their bid and ask prices, and have significantly lower trading volumes than the securities of larger capitalization companies. As a result, the purchase or sale of more than a limited number of shares of the securities of a smaller company may affect its market price. The Fund may need a considerable amount of time to purchase or sell its positions in these securities. Some U.S. micro-cap companies are followed by few, if any, securities analysts, and there tends to be less publicly available information about such companies. Their securities generally have even more limited trading volumes and are subject to even more abrupt or erratic market price movements than are small-cap and mid-cap securities, and the Fund may be able to deal with only a few market-makers when purchasing and selling micro-cap securities. Such companies also may have limited markets, financial resources or product lines, may lack management depth, and may be more vulnerable to adverse business or market developments. These conditions, which create greater opportunities to find securities trading well below the investment adviser's estimate of the company's current worth, also involve increased risk.

International Equity Fund

Foreign Securities. The International Equity Fund will invest primarily in equity securities of non-U.S. based companies that involve investment risks different from those associated with domestic securities. Foreign markets, particularly emerging markets, may be less liquid, more volatile, and subject to less government supervision than domestic markets. There may be difficulties enforcing contractual obligations, and it may take more time for trades to clear and settle. The specific risks of investing in foreign securities, among others, include:

- **Emerging Market Risk:** The International Equity Fund may invest a portion of its assets in countries with less developed securities markets. However, no more than 15% of its portfolio at cost will be invested in emerging markets securities. There are typically greater risks involved in investing in emerging markets securities. Generally, economic structures in these countries are less diverse and mature than those in developed countries and their political systems tend to be less stable. Investments in emerging markets countries may be affected by national policies that restrict foreign investment in certain issuers or industries. The potentially smaller size of their securities markets and lower trading volumes can make investments relatively illiquid and potentially more volatile than investments in developed countries, and such securities may be subject to abrupt and severe price declines. As a result, the International Equity Fund, when investing in emerging markets countries, may be required to establish special custody or other arrangements before investing.

- **Currency Risk:** Currency risk is the chance that changes in currency exchange rates will negatively affect securities denominated in, and/or receiving revenues in, foreign currencies. Adverse changes in currency exchange rates (relative to the U.S. dollar) may erode or reverse any potential gains from a portfolio's investment in securities denominated in a foreign currency or may widen existing losses.

- **Political/Economic Risk:** Changes in economic and tax policies, high inflation rates, government instability, war or other political or economic actions or factors may have an adverse effect on the International Equity Fund's foreign investments.

- **Regulatory Risk:** Less information may be available about foreign companies. In general, many foreign companies are not subject to uniform accounting, auditing, and financial reporting standards or to other regulatory practices and requirements as are U.S. companies.

- **Transaction Costs Risk:** The costs of buying and selling foreign securities, including tax, brokerage, and custody costs, generally are higher than those involving domestic transactions.

OTHER INVESTMENT POLICIES

As a temporary defensive measure in response to adverse market, economic, political, or other conditions, the Advisor may from time to time, determine that market conditions warrant investing in investment-grade bonds, U.S. government securities, repurchase agreements, money market instruments, cash and, to the extent permitted by applicable law and a Fund's investment restrictions, shares of other investment companies. Under such circumstances, the Advisor may invest up to 100% of a Fund's assets in these investments. From time to time, the Funds may take these temporary defensive measures that are inconsistent with their respective principal investment strategies. As a result of engaging in these temporary measures, the Funds may not achieve their respective investment objectives.

Since investment companies investing in other investment companies pay management fees and other expenses relating to those investment companies, shareholders of the Fund would indirectly pay both the Fund's expenses and the expenses relating to those other investment companies with respect to the Fund's assets invested in such investment companies. The International Equity Fund may also invest in securities of any kind including securities traded primarily in U.S. markets, in addition to the short-term investments listed above, as a temporary defensive measure. Under normal circumstances, however, each Fund may also hold money market or repurchase agreement instruments for funds awaiting investment to accumulate cash for anticipated purchases of portfolio securities, to allow for shareholder redemptions, and to provide for fund operating expenses. An investment in one of the Funds should not be considered a complete investment program. Whether one of the Funds is an appropriate investment for an investor will depend largely on his/her financial resources and individual investment goals and objectives. Investors who engage in short-term trading and/or other speculative strategies and styles likely will not find the Funds to be an appropriate investment vehicle if they want to invest in the Funds for a short period of time.

DISCLOSURE OF PORTFOLIO HOLDINGS

The Funds may, from time to time, make available portfolio holdings information at the following website, www.browncapital.com, including the complete portfolio holdings as of the end of each calendar month. This information is generally posted to the website within three business days of the end of each calendar month and remains available until new information for the next calendar month is posted. A description of the Funds' policies and procedures with respect to the disclosure of the Funds' portfolio securities is available in the Funds' Statement of Additional Information ("SAI").

DISTRIBUTION PLAN

Each of the Funds has adopted a Distribution Plan in accordance with Rule 12b-1 under the 1940 Act for Investor Shares of the Fund. Pursuant to the Distribution Plan, the Funds compensate the Distributor for services rendered and expenses borne in connection with activities primarily intended to result in the sale of each Fund's shares (this compensation is commonly referred to as "12b-1 fees"). The Distribution Plan provides that the Funds will pay the annual rate of up to 0.25% (for the Mid Company Fund and International Equity Fund) and 0.20% (for the Small Company Fund) of the average daily net assets of each Fund's Investor Shares for activities primarily intended to result in the sale of those shares. These activities include reimbursement to entities for providing distribution and shareholder servicing with respect to each Fund's shares. Because the 12b-1 fees are paid out of the Funds' assets on an on an on-going basis, these fees, over time, will increase the cost of your investment and may cost you more than paying other types of sales charges.

Management of the Funds

THE INVESTMENT ADVISOR

The Funds' investment advisor is Brown Capital Management, LLC, 1201 North Calvert Street, Baltimore, Maryland 21202. The Advisor serves in that capacity pursuant to advisory contracts with the Trust on behalf of the Funds. The Advisor is registered as an investment advisor with the Securities and Exchange Commission ("SEC") under the Investment Advisers Act of 1940, as amended. Subject to the authority of Trustees, the Advisor provides guidance and policy direction in connection with its daily management of the Funds' assets. The Advisor manages the investment and reinvestment of the Funds' assets. The Advisor is also responsible for the selection of broker-dealers through which the Funds execute portfolio transactions, subject to the brokerage policies established by the Trustees, and it provides certain executive personnel to the Funds.

The Advisor, which was originally organized as a Maryland corporation in 1983 and converted to a Maryland limited liability company in 2011, is controlled by Eddie C. Brown. Mr. Brown's ownership interest in the Advisor is less than 50% and Mr. Keith Lee, President and Chief Operating Officer of the Advisor, owns 25% of the Advisor. Other officers and managers of the Advisor own the remaining 25% plus.

The Advisor has been managing each of the Funds since their inception and has been providing investment advice to investment companies, individuals, corporations, pension and profit sharing plans, endowments, and other business and private accounts since the firm was founded in 1983. As of June 30, 2015, the Advisor had approximately $__ billion in assets under management.

The Funds will be managed primarily by a portfolio management team consisting of the following:

Fund	Portfolio Manager	Work Experience
Mid Company Fund	Management Team	The Fund is team-managed. Mr. Brown is Chairman, CEO and Founder of the Advisor. Mr. Brown has been with the Advisor since its inception in 1983. Walton D. Pearson and Daman C. Blakeney work together with Mr. Brown to manage the Mid Company Fund. Mr. Pearson, Managing Director and Senior Portfolio Manager, joined the Advisor in 2005. Prior to this, Mr. Pearson was a Managing Director and Senior Portfolio Manager at Putnam Investment from 2003 to 2005. From 1993 to 2003, he served as Senior Vice President and Senior Portfolio Manager for Alliance Capital Management. Mr. Blakeney, Managing Director/Senior Portfolio Manager, joined the Advisor in 2008 and became a Senior Portfolio Manager in 2009. Prior to this, Mr. Blakeney was an Equity

Fund	Portfolio Manager	Work Experience
		Analyst at Voyageur Asset Management, Inc., from 2005 to 2008 and an Equity Research Analyst at Victory Capital Management Inc. from 1999 to 2005.
Small Company Fund	Management Team	The Fund is team managed. Keith A. Lee is President and Chief Operating Officer and has been a portfolio manager of the Advisor since 1991. Mr. Lee works with Robert E. Hall, Kempton Ingersol, Damien Davis and Andrew J. Fones in the management of the Fund. Mr. Hall, Managing Director and Senior Portfolio Manager, joined the Advisor in 1993. Prior to this, Mr. Hall was an Investment Advisor at the Investment Center from 1990 to 1993. From 1983 to 1989, Mr. Hall was an Advisor and Portfolio Manager for Emerging Growth Partners. Mr. Ingersol, Managing Director and Senior Portfolio Manager, joined the Advisor in 1999, but assumed his current role in 2000. From 1999 through 2000, Mr. Ingersol served as Brown Capital Management's Marketing Director in the Texas Region. Prior to that, he was an Investment Banker at Dain Rauscher Incorporated and Grigsby Brandford & Company from 1997 to 1999 and 1994 to 1997, respectively. Mr. Davis, Portfolio Manager, joined the Advisor in 2003 as a research analyst apprentice and left in 2008 to attend business school. He returned to the Advisor in 2010 as a research analyst and became a portfolio manager in 2013. Mr. Fones, Portfolio Manager and Senior Analyst, joined the Adviser in January 2014. Prior to joining the Advisor, Mr. Fones was an analyst at T. Rowe Price from 2010 to 2013 and an analyst at UBS from 2006 to 2010. Mr. Fones is a member of the CFA Institute.
International Equity Fund	Management Team	The Fund is team managed by Martin J. Steinik, Maurice L. Haywood and Duncan J. Evered. Mr. Steinik is a Managing Director and Senior Portfolio Manager and joined the Advisor in 2005. Prior to this, Mr. Steinik was Vice President and Equity Analyst at JP Morgan from 2002 to 2005. From 2001 to 2002, Mr. Steinik was an Equity Analyst at Morgan Stanley and from 1994 to 1999, he served as Research Analyst for Templeton Investment Council. Mr. Haywood is a, Managing Director and Senior Portfolio Manager and joined the Advisor in 2000. Mr. Haywood was originally a portfolio manager on the Mid Cap Team and transitioned over time into his current role on the International Team. Prior to this, Mr. Haywood was a Partner and Investment Analyst at Holland Capital Management from 1993 to 2000. From 1987 to 1993, Mr. Haywood was an Assistant Vice President at First National Bank of Chicago. Mr. Evered is a Managing Director and Senior Portfolio Manager and joined the Advisor in 2011. Prior to joining the Advisor, Mr. Evered worked for American Express Financial Advisors and Emerging Growth Partners for twelve years and nine years, respectively.

The Fund's SAI provides additional information about the portfolio managers, their compensation, other accounts managed by the portfolio managers, and the portfolio managers' ownership of securities in the Funds.

The Advisor's Compensation. As full compensation for the investment advisory services provided to the Funds, the Advisor receives monthly compensation based on each of the Funds' average daily net assets at the annual rate of:

Mid   **Company:**
0.75% on all assets

Small Company Fund:
1.00% on all assets

International Equity Fund:
0.90% of the first $100 million
0.75% on all assets over $100 million

The amount of compensation received as a percentage of average net assets of each of the Funds during the last fiscal year ended March 31, 2015 was as follows:

Fund	Fees Paid to the Advisor as a Percentage of Assets
Mid Company Fund	x.xx 0.61 %
Small Company Fund	x.xx 1.00 %
International Equity Fund	(x.xx 1.39)%

Disclosure Regarding Approval of the Advisory Contracts. A discussion regarding the Trustees' basis for approving the renewal of the advisory contracts on behalf of the Mid Company Fund, the Small Company Fund and International Equity Fund is available in the Funds' Annual Report to shareholders for the fiscal year ended March 31, 2015. You may obtain a copy of these Reports, free of charge, upon request to the Funds.

Expense Limitation Agreements. In the interest of limiting expenses of the Funds, the Advisor has entered into expense limitation agreements with the Trust, with respect to each of the Funds ("Expense Limitation Agreements"), pursuant to which the Advisor has agreed to waive or limit its fees and to assume other expenses so that the total annual operating expenses of the Funds (other than interest, taxes, brokerage commissions, acquired fund fees and expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles, other extraordinary expenses not incurred in the ordinary course of each Fund's business, and amounts, if any, payable under a Rule 12b-1 distribution plan) are limited to 0.90% of the average daily net assets of the Mid Company Fund; 1.25% of the average daily net assets of the Small Company Fund; and 1.00% of the average daily net assets of the International Equity Fund for the period ending July 31, 2016. Prior to June 30, 2014, the Advisor capped expenses for the International Equity Fund at the rate of 1.75% under the Expense Limitation Agreement. It is expected that the Expense Limitation Agreements will continue from year-to-year thereafter, provided such continuance is specifically approved by a majority of the Trustees who (i) are not "interested persons" of the Trust or any other party to the Expense Limitation Agreements, as such term is defined in the Investment Company Act of 1940, as amended ("1940 Act"), and (ii) have no direct or indirect financial interest in the operation of the Expense Limitation Agreements.

Each of the Funds may, at a later date, reimburse the Advisor the management fees waived or limited and other expenses assumed and paid by the Advisor pursuant to the Expense Limitation Agreements during any of the previous three (3) fiscal years, provided that the particular fund has reached a sufficient asset size to permit such reimbursement to be made without causing the total annual expense ratio of the particular fund to exceed the percentage limits as described above. in place at the time of the waiver and/or reimbursement. Consequently, no reimbursement by any of the Funds will be made unless: (i) the particular fund's assets exceed $20 million for the Small Company Fund and the International Equity Fund or $15 million for the Mid Company Fund; (ii) the particular fund's total annual expense ratio is less than the percentage described above; and (iii) the payment of such reimbursement has been approved by the Trustees on a quarterly basis.

Brokerage Practices. In selecting brokers and dealers to execute portfolio transactions, the Advisor may consider research and brokerage services furnished to the Advisor or its affiliates. The Advisor may not

consider sales of shares of the Funds as a factor in the selection of brokers and dealers, but may place portfolio transactions with brokers and dealers that promote or sell the Funds' shares so long as such transactions are done in accordance with the policies and procedures established by the Trustees that are designed to ensure that the selection is based on the quality of execution and not on sales efforts. When placing portfolio transactions with a broker or dealer, the Advisor may aggregate securities to be sold or purchased for the Funds with those to be sold or purchased for other advisory accounts managed by the Advisor. In aggregating such securities, the Advisor will average the transaction as to price and will allocate available investments in a manner that the Advisor believes to be fair and reasonable to the Funds and such other advisory accounts. An aggregated order will generally be allocated on a pro rata basis among all participating accounts, based on the relative dollar values of the participating accounts, or using any other method deemed to be fair and reasonable to the Funds and the participating accounts, with any exceptions to such methods involving the Trust being reported by the Advisor to the Trustees.

The 1940 Act generally prohibits the Funds from engaging in principal securities transactions with an affiliate of the Advisor. Thus, the Funds do not engage in principal transactions with any affiliate of the Advisor. The Funds have adopted procedures, under Rule 17e-1 under the 1940 Act, that are reasonably designed to provide that any brokerage commission that the Funds pay to an affiliate of the Advisor does not exceed the industry's customary brokerage commission for similar transactions. In addition, the Funds will adhere to Section 11(a) of the Securities Exchange Act of 1934 and any applicable rules thereunder governing floor trading.

Payments to Financial Intermediaries. The Advisor or the Distributor may make cash payments to financial intermediaries in connection with the promotion and sale of shares of the Funds. Cash payments may include cash revenue sharing payments and other payments for certain administrative services, transaction processing services, and certain other marketing support services. The Advisor may make these payments from its own resources. In this context, the term "financial intermediaries" includes any broker, dealer, bank (including bank trust departments), registered investment advisor, financial planner, retirement plan administrator, and any other financial intermediary having a selling, administration, or similar agreement with the Advisor or the Distributor.

The Advisor may make revenue sharing payments as incentives to certain financial intermediaries to promote and sell shares of the Funds. The benefits that the Advisor receives when these payments are made include, among other things, placing the Funds on the financial intermediaries funds sales system, possibly placing the Funds on the financial intermediary's preferred or recommended fund list, and access (in some cases on a preferential basis over other competitors) to individual members of the financial intermediary's sales force or to the financial intermediary's management. Revenue sharing payments are sometimes referred to as "shelf space" payments because the payments compensate the financial intermediary for including the Funds in its fund sales system (on its "sales shelf"). The Advisor compensates financial intermediaries differently depending typically on the level and/or type of considerations provided by the financial intermediary. The revenue sharing payments that the Advisor makes may be calculated on the average daily net assets of the applicable funds attributable to that particular financial intermediary (Asset-Based Payments). Asset-Based Payments primarily create incentives to retain previously sold shares of the Funds in investor accounts. The revenue sharing payments the Advisor may make may be also calculated on sales of new shares in the Funds attributable to a particular financial intermediary (Sales-Based Payments). Sales-Based Payments may create incentives for the financial intermediary to, among other things, sell more shares of a particular fund or to switch investments between funds frequently.

The Advisor also may make other payments to certain financial intermediaries for processing certain transactions or account maintenance activities (such as processing purchases, redemptions, or exchanges or producing customer account statements) or for providing certain other marketing support services

26

(such as financial assistance for conferences, seminars, or sales or training programs at which the Advisor's personnel may make presentations on the Funds to the financial intermediary's sales force). Financial intermediaries may earn profits on these payments for these services, since the amount of the payment may exceed the cost of providing the service. Certain of these payments are subject to limitations under applicable law.

The Advisor is motivated to make the payments described above since they promote the sale of Funds shares and the retention of those investments by clients of financial intermediaries. Although it is expected that an increase in the Funds' assets would benefit shareholders by reducing the expense ratios, there can be no assurance that such benefit will be realized. To the extent financial intermediaries sell more shares of Funds or retain shares of the Funds in their clients' accounts, the Advisor benefits from the incremental management fees paid to the Advisor by the Funds with respect to those assets. In certain cases, these payments could be significant to the financial intermediary. Your financial intermediary may charge you additional fees or commissions other than those disclosed in this prospectus. You can ask your financial intermediary about any payments it receives from the Advisor or the Funds, as well as about fees and/or commissions it charges.

THE ADMINISTRATOR AND TRANSFER AGENT

ALPS Fund Services, Inc. ("Administrator") acts as the Funds' administrator, transfer agent and dividend disbursing agent. In the performance of its administrative responsibilities to the Funds, the Administrator coordinates the services of each vendor to the Funds, and provides the Funds with certain administrative and fund accounting services.

THE DISTRIBUTOR

ALPS Distributors, Inc. ("Distributor") is the principal underwriter and distributor of the Funds' shares and serves as the Funds' exclusive agent for the distribution of the Funds' shares. The Distributor may sell the Funds' shares to or through qualified securities dealers or others.

ADDITIONAL INFORMATION ON EXPENSES

In addition to the investment advisory fees, the Funds pay all expenses not assumed by the Advisor, including, without limitation: the fees and expenses of their independent registered public accounting firm and legal counsel; the costs of printing and mailing to shareholders annual and semi-annual reports, proxy statements, prospectuses, statements of additional information, and supplements thereto; the costs of printing registration statements; bank transaction charges and custodian's fees; any proxy solicitors' fees and expenses; filing fees; any federal, state, or local income or other taxes; any interest; any membership fees of the Investment Company Institute and similar organizations; fidelity bond and Trustees' liability insurance premiums; and any extraordinary expenses, such as indemnification payments or damages awarded in litigation or settlements made. All general Trust expenses are allocated among and charged to the assets of each separate series of the Trust, such as each Fund, on a basis that the Trustees deem fair and equitable, which may be on the basis of relative net assets of each series or the nature of the services performed and relative applicability to each series.

INVESTING IN THE FUNDS

MINIMUM INVESTMENT

The Funds' Shares are sold and redeemed at net asset value. The minimum initial investment for Investor Shares is $5,000 ($2,000 for IRA and Keogh Plans) and the minimum additional investment is $500 ($100 for those participating in an automatic investment plan). Each of the Funds may, in the Advisor's sole discretion, accept certain accounts with less than the minimum investment.

Special Note Regarding the Brown Capital Management Small Company Fund: The Brown Capital Management Small Company Fund is closed to new investors as of October 18, 2013. The closure applies to new investors that would normally purchase shares of the Fund directly or through financial intermediaries although exceptions may be permitted for financial advisors trading through omnibus platforms. Existing shareholders as of October 18, 2013, the Fund's closing date, are permitted to make additional investments in any account that held shares of the Fund on that date. The closure is consistent with the Advisor's commitment to protect the interest of the Fund's investments and to ensure that the Fund can be managed effectively for its shareholders. For additional information regarding certain allowable new accounts or questions concerning the closure to new investors, please call the Fund toll-free at 1.877.892.4BCM. The Fund reserves the right to reopen to new investors in the future.

PURCHASE AND REDEMPTION PRICE

Determining a Fund's Net Asset Value. The price at which shares are purchased and redeemed is based on the next calculation of a Fund's net asset value after an order is received in Good Form. An order is considered to be in Good Form if it includes the receipt by the Transfer Agent of completed account information and documentation related to a purchase or redemption request, and if applicable, payment in full of the purchase amount. Each Fund's net asset value per share is calculated by dividing the value of the particular fund's total assets, less liabilities (including that fund's expenses, which are accrued daily), by the total number of outstanding shares of that fund. To the extent that any of the Funds hold portfolio securities that are primarily listed on foreign exchanges that trade on weekends or other days when the Funds do not price their shares (e.g. the International Equity Fund), the net asset values of the Funds' shares may change on days when shareholders will not be able to purchase or redeem the Funds' shares. The net asset value per share of each of the Funds is normally determined at the time regular trading closes on the New York Stock Exchange ("NYSE"), currently 4:00 p.m. Eastern time, Monday through Friday, except when the NYSE closes earlier. The Fund does not calculate net asset value on business holidays when the NYSE is closed.

The pricing and valuation of portfolio securities is determined in good faith by the Advisor in accordance with procedures established by, and under the direction of, the Trustees. In determining the value of the Funds' total assets, portfolio securities are generally valued at their market value by quotations from the primary market in which they are traded. Foreign securities listed on foreign exchanges are valued based on quotations from the primary market in which they are traded and are translated from the local currency into U.S. dollars using current exchange rates. Instruments with maturities of 60 days or less are valued at amortized cost, which approximates market value. The Funds normally use third party pricing services to obtain market quotations. Securities and assets for which representative market quotations are not readily available or which cannot be accurately valued using the Funds' normal pricing procedures are valued at fair value as determined in good faith under policies approved by the Trustees. Fair value pricing may be used, for example, in situations where (i) a portfolio security, such as a small-cap stock, mid-cap stock, or foreign security, is so thinly traded that there have been no transactions for that stock over an extended period of time or the validity of a market quotation received is questionable; (ii) an event occurs after the close of the exchange on which a portfolio security is principally traded that is likely to have changed the value of the portfolio security prior to a Fund's net asset value calculation; (iii) the exchange on which the portfolio security is principally traded closes early; or (iv) trading of the

particular portfolio security is halted during the day and does not resume prior to a Fund's net asset value calculation. Pursuant to policies adopted by the Trustees, the Advisor consults with the Administrator on a regular basis regarding the need for fair value pricing. The Advisor (typically the Advisor is first notified by the Administrator/Transfer Agent) is responsible for notifying the Trustees (or the Trust's Fair Value Committee) when it believes that fair value pricing is required for a particular security. The Funds' policies regarding fair value pricing are intended to result in a calculation of the Funds' net asset value that fairly reflects portfolio security values as of the time of pricing. The Funds may use pricing services to help determine fair value. When pricing securities using the fair value guidelines established by the Board of Trustees, the Advisor seeks to assign the value that represents the amount that a Fund might reasonably expect to receive upon a current sale of the securities.

A portfolio security's "fair value" price may differ from the price next available for that portfolio security using the Fund's normal pricing procedures, and the fair value price may differ substantially from the price at which the security may ultimately be traded or sold. If such fair value price differs from the price that would have been determined using the Fund's normal pricing procedures, a shareholder may receive more or less proceeds or shares from redemptions or purchases of Fund shares, respectively, than a shareholder would have otherwise received if the security were priced using the Fund's normal pricing procedures. The performance of the Fund may also be affected if a portfolio security's fair value price were to differ from the security's price using the Fund's normal pricing procedures. Discrepancies between fair values and actual market prices may occur on a regular and recurring basis. These discrepancies do not necessarily indicate that the fair value methodology is inappropriate. The Advisor will adjust the fair values assigned to securities in the portfolio, to the extent necessary, as soon as market prices become available. The Advisor continually monitors and evaluates the appropriateness of its fair value methodologies through systematic comparisons of fair values to the actual next available market prices of securities contained in a Fund's portfolio.

To the extent the Fund invests in other open-end investment companies that are registered under the 1940 Act, the Fund's net asset value calculations are based upon the net asset value reported by such registered open-end investment companies, and the prospectuses for these companies explain the circumstances under which they will use fair value pricing and the effects of using fair value pricing.

Other Matters. Purchases and redemptions of shares of the same class by the same shareholder on the same day will be netted for each of the Funds.

PURCHASING SHARES

You can make purchases directly from the Funds by mail or bank wire. The Funds have also authorized one or more brokers to receive purchase and redemption orders on their behalf and such brokers are authorized to designate other financial intermediaries to receive orders on behalf of the Funds. Such orders will be deemed to have been received by the Funds when an authorized broker or broker-authorized designee receives the order, subject to the order being in good form. The orders will be priced at the Fund's net asset value next computed after the orders are received by the authorized broker or broker-authorized designee. Investors may also be charged a fee by a broker or agent if shares are purchased through a broker or agent.

The Funds reserve the right to (i) refuse any request to purchase shares of the Funds for any reason, and (ii) suspend their offering of shares at any time.

Regular Mail Orders. Payment for shares must be made by check from a U.S. financial institution and payable in U.S. dollars. Cash, money orders, and traveler's checks will not be accepted by the Funds. If checks are returned due to insufficient funds or other reasons, your purchase will be canceled. You will

also be responsible for any losses or expenses incurred by the particular Fund(s), Administrator, and Transfer Agent. The particular Fund(s) will charge a $35 fee and may redeem shares of that fund already owned by the purchaser or shares of another identically registered account in another series of the Trust to recover any such loss. For regular mail orders, please complete a Fund Shares Application and mail it, along with your check made payable to the applicable fund, to:

Brown Capital Management Mutual Funds
[Name of Fund and Share Class]
c/o ALPS Fund Services, Inc.
P.O. Box 1446
Denver, Colorado 80201

Please remember to add a reference to the applicable Fund and share class on your check to ensure proper credit to your account. The application must contain your Social Security Number ("SSN") or Taxpayer Identification Number ("TIN"). If you have applied for a SSN or TIN at the time of completing your account application but you have not received your number, please indicate this on the application and include a copy of the form applying for the SSN or TIN. Taxes are not withheld from distributions to U.S. investors if certain Internal Revenue Service ("IRS") requirements regarding the SSN or TIN are met and we have not been notified by the IRS that the particular U.S. investor is subject to back-up withholding.

By sending your check to the Funds, please be aware that you are authorizing the Funds to make a one-time electronic debit from your account at the financial institution indicated on your check. Your bank account will be debited as early as the same day the Funds receive your payment in the amount of your check. Your original check will be destroyed once processed, and you will not receive your cancelled check back. If the Funds cannot post the transaction electronically, you authorize the Funds to present an image copy of your check for payment.

Bank Wire Orders. Purchases may also be made through bank wire transfers from your financial institution. To establish a new account or add to an existing account by wire, please call the Funds at 1-877-892-4BCM (1-877-892-4226) for wire instructions and to advise the Funds of the investment, dollar amount, and account identification number.

Additional Investments. You may also add to your account by mail or wire at any time by purchasing shares at the then current public offering price. The minimum additional investment is $500. Before adding funds by bank wire, please call the Funds at 1-877-892-4BCM (1-877-892-4226) for wire instructions and to advise the Funds of the investment, dollar amount, and account identification number. Mail orders should include, if possible, the "Invest by Mail" stub that is attached to your confirmation statement. Otherwise, please identify your account in a letter accompanying your purchase payment.

Automatic Investment Plan. The automatic investment plan enables shareholders to make regular monthly or quarterly investments in shares through automatic charges to their checking account. With shareholder authorization and bank approval, the particular fund will automatically charge the checking account for the amount specified ($100 minimum), which will be automatically invested in shares at the public offering price on or about the 21st day of the month. The shareholder may change the amount of the investment or discontinue the plan at any time by writing the Funds.

Exchange Feature. You may exchange shares of any of the Funds for shares of the same class of any other series of the Trust advised by the Advisor and offered for sale in the state in which you reside. Any such exchange will be made at the applicable net asset value plus the percentage difference between the sales charge applicable to those shares and any sales charge previously paid by you in connection with the shares being exchanged. Investor Shares may only be exchange for Investor Shares. Prior to making an

investment decision or giving us your instructions to exchange shares, please read the prospectus for the series in which you wish to invest.

The Trustees reserve the right to suspend, terminate, or amend the terms of the exchange privilege upon prior written notice to the shareholders.

Stock Certificates. The Funds do not issue stock certificates. Evidence of ownership of shares is provided through entry in the Funds' share registry. Investors will receive periodic account statements (and, where applicable, purchase confirmations) that will show the number of shares owned.

Important Information about Procedures for Opening a New Account. Under the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act of 2001), the Funds are required to obtain, verify, and record information to enable the Funds to form a reasonable belief as to the identity of each customer who opens an account. Consequently, when an investor opens an account, the Funds will ask for the investor's name, street address, date of birth (for an individual), social security or other tax identification number (or proof that the investor has filed for such a number), and other information that will allow the Funds to identify the investor. The Funds may also ask to see the investor's driver's license or other identifying documents. An investor's account application will not be considered "complete" and, therefore, an account will not be opened and the investor's money will not be invested until the Funds receive this required information. If after opening the investor's account the Funds are unable to verify the investor's identity after having used reasonable efforts, as determined by the Funds in their sole discretion, the Funds may (i) restrict further investments until the investor's identity is verified; and (ii) close the investor's account without notice and return the investor's redemption proceeds to the investor. If the Funds close an investor's account because the Funds were unable to verify the investor's identity, the Funds will value the account in accordance with the Funds' next net asset value calculated after the investor's account is closed. In that case, the investor's redemption proceeds may be worth more or less than the investor's original investment. The Funds will not be responsible for any losses incurred due to the Funds' inability to verify the identity of any investor opening an account.

Share Class Alternatives. The Funds offer investors two different classes of shares through different prospectuses. The different classes of shares represent investments in the same portfolio of securities, but the classes are subject to different expenses and may have different share prices and minimum investment requirements. When you buy shares be sure to specify the class of shares in which you choose to invest. Because each share class has a different combination of sales charges, expenses and other features, you should consult your financial adviser to determine which class best meets your financial objectives.

REDEEMING YOUR SHARES

Regular Mail Redemptions. Regular mail redemption requests should be addressed to:

> **Brown Capital Management Mutual Funds**
> [Name of Fund and Share Class]
> c/o ALPS Fund Services, Inc.
> P.O. Box 1446
> Denver, Colorado 80201

Regular mail redemption requests should include the following:

(1) Your letter of instruction specifying the applicable fund and share class, account number, and number of shares or the dollar amount to be redeemed (these requests must be signed by all registered shareholders in the exact names in which they are registered);

(2) Any required Medallion Signature Guarantees (see "Medallion Signature Guarantees" below); and

(3) Other supporting legal documents, if required in the case of estates, trusts, guardianships, custodianships, corporations, partnerships, pension or profit sharing plans, and other organizations.

Your redemption proceeds normally will be sent to you within seven (7) days after receipt of your redemption request. The Funds may delay forwarding a redemption check for recently purchased shares while it determines whether the purchase payment will be honored. Such delay (which may take up to fifteen (15) days from the date of purchase) may be reduced or avoided if the purchase is made by certified check or wire transfer. In all cases, the net asset value next determined after receipt of the request for redemption will be used in processing the redemption request.

Telephone and Bank Wire Redemptions. Unless you decline the telephone transaction privileges on your account application, you may redeem shares of the Funds by telephone. You may also redeem shares by bank wire under certain limited conditions. The Funds will redeem shares in this manner when so requested by the shareholder only if the shareholder confirms redemption instructions in writing.

Each of the Funds may rely upon confirmation of redemption requests transmitted via facsimile (1-866-205-1499). The confirmation instructions must include the following:

(1) Designation of Share Class and name of fund (Mid Company Fund, Small Company Fund, or International Equity Fund),

(2) Shareholder(s) name and account number,

(3) Number of shares or dollar amount to be redeemed,

(4) Instructions for transmittal of redemption proceeds to the shareholder, and

(5) Shareholder(s) signature(s) as it/they appear(s) on the application then on file with the Funds.

Redemption proceeds will not be distributed until written confirmation of the redemption request is received, per the instructions above. You can choose to have redemption proceeds mailed to you at your address of record, your financial institution, or to any other authorized person, or you can have the proceeds sent by wire transfer to your financial institution ($5,000 minimum). Redemption proceeds cannot be wired on days on which your financial institution is not open for business. You can change your redemption instructions any time you wish by filing a letter including your new redemption instructions with the Funds. See "Medallion Signature Guarantees" below.

Each of the Funds in its discretion may choose to pass through to redeeming shareholders any charges imposed by the Funds' custodian for wire redemptions. If this cost is passed through to redeeming shareholders by the Funds, the charge will be deducted automatically from your account by redemption of shares in your account. Your bank or brokerage firm may also impose a charge for processing the wire. If wire transfer of funds is impossible or impractical, the redemption proceeds will be sent by mail to the designated account.

You may redeem shares, subject to the procedures outlined above, by calling the Funds at 1-877-892-4BCM (1-877-892-4226). Redemption proceeds will only be sent to the financial institution account or person named in your Fund Shares Application currently on file with the Funds. Telephone redemption privileges authorize the Funds to act on telephone instructions from any person representing himself or herself to be

the investor and reasonably believed by the Funds to be genuine. Each of the Funds will employ reasonable procedures, such as requiring a form of personal identification, to confirm that instructions are genuine. The Funds, however, will not be liable for any losses due to fraudulent or unauthorized instructions. The Funds will also not be liable for following telephone instructions reasonably believed to be genuine. Therefore, you have the risk of loss due to unauthorized or fraudulent instructions.

Systematic Withdrawal Plan. A shareholder who owns shares of one or more of the Funds valued at $10,000 or more at the current offering price may establish a systematic withdrawal plan to receive a monthly or quarterly check in a stated amount not less than $100. Each month or quarter, as specified, the particular fund(s) will automatically redeem sufficient shares from your account to meet the specified withdrawal amount. The shareholder may establish this service whether dividends and distributions are reinvested in shares of the Funds or paid in cash. Call or write the Funds for an application form.

Small Accounts. The Trustees reserve the right to redeem involuntarily any account having a net asset value of less than $5,000 ($2,000 for IRA and Keogh Plans) due to redemptions, exchanges, or transfers, and not due to market action, upon 30 days' prior written notice. If the shareholder brings his account net asset value up to at least $5,000 ($2,000 for IRA and Keogh Plans) during the notice period, the account will not be redeemed. Redemptions from retirement plans may be subject to federal income tax withholding.

Redemptions in Kind. The Funds do not intend, under normal circumstances, to redeem their securities by payment in kind. It is possible, however, that conditions may arise in the future, which would, in the opinion of the Trustees, make it undesirable for the Funds to pay for all redemptions in cash. In such case, the Trustees may authorize payment to be made in readily marketable portfolio securities of the particular fund. Securities delivered in payment of redemptions would be valued at the same value assigned to them in computing the Funds' net asset value per share. Shareholders receiving them bear the market risks associated with the securities until they have been converted into cash and would incur brokerage costs when these securities are sold. An irrevocable election has been filed under Rule 18f-1 of the 1940 Act, wherein each of the Funds committed itself to pay redemptions in cash, rather than in kind, to any share-holder of record of that particular fund who redeems during any ninety-day period, the lesser of (a) $250,000 or (b) one percent (1%) of that fund's net asset value at the beginning of such period.

Medallion Signature Guarantees. To protect your account and each of the Funds from fraud, Medallion Signature Guarantees may be required to be sure that you are the person who has authorized a change in registration or standing instructions for your account. Medallion Signature Guarantees are generally required for (i) change of registration requests; (ii) requests to establish or to change exchange privileges or telephone and bank wire redemption service other than through your initial account application; (iii) transactions where proceeds from redemptions, dividends, or distributions are sent to an address or financial institution differing from the address or financial institution of record; and (iv) redemption requests in excess of $50,000. Medallion Signature Guarantees are acceptable from a member bank of the Federal Reserve System, a savings and loan institution, credit union (if authorized under state law), registered broker-dealer, securities exchange, or association clearing agency and must appear on the written request for change of registration, establishment or change in exchange privileges, or redemption request.

Miscellaneous. All redemption requests will be processed and payment with respect thereto will normally be made within seven (7) days after tender. The Funds reserve the right to suspend any redemption request involving recently purchased shares until the check for the recently purchased shares has cleared. The Funds may suspend redemptions, if permitted by the 1940 Act, for any period during which trading is restricted by the Securities and Exchange Commission ("SEC") or if the SEC declares that an emergency exists. Redemptions may be suspended during other periods permitted by the SEC for the protection of the Fund's shareholders. During drastic economic and market changes, telephone redemption privileges may be difficult to implement.

FREQUENT PURCHASES AND REDEMPTIONS

Frequent purchases and redemptions ("Frequent Trading") of shares of the Funds may present a number of risks to other shareholders of the Funds. These risks may include, among other things, dilution in the value of shares of the Funds held by long-term shareholders, interference with the efficient management by the Advisor of the Funds' portfolio holdings, and increased brokerage and administration costs. Due to the potential of a thin market for the Funds' securities, as well as overall adverse market, economic, political, or other conditions affecting the sale price of portfolio securities, the Funds could face untimely losses as a result of having to sell portfolio securities prematurely to meet redemptions. Frequent Trading may also increase portfolio turnover which may result in increased capital gains taxes for shareholders of the Funds. These capital gains could include short-term capital gains taxed at ordinary income tax rates.

The Trustees have adopted a policy with respect to Frequent Trading that is intended to discourage and identify such activity by shareholders of the Funds. The Funds do not accommodate Frequent Trading. Under the adopted policy, the Transfer Agent provides a daily record of shareholder trades to the Advisor. The Transfer Agent also assists the Advisor in monitoring and testing shareholder purchase and redemption orders for possible incidents of Frequent Trading. The Advisor has the discretion to limit investments from an investor that the Advisor believes has a pattern of Frequent Trading that the Advisor considers not to be in the best interests of the other shareholders in that Fund by the Fund's refusal of further purchase and/or exchange orders from such investor.

This policy is intended to apply uniformly, except that the Funds may not be able to identify or determine that a specific purchase and/or redemption is part of a pattern of Frequent Trading or that a specific investor is engaged in Frequent Trading, particularly with respect to transactions made through accounts such as omnibus accounts or accounts opened through third-party financial intermediaries such as broker-dealers and banks ("Intermediary Accounts"). Therefore, this policy is not applied to omnibus accounts or Intermediary Accounts. Omnibus account arrangements permit multiple investors to aggregate their respective share ownership positions and to purchase, redeem, and exchange Fund shares without the identity of the particular shareholders being known to those Funds. Like omnibus accounts, Intermediary Accounts normally permit investors to purchase, redeem, and exchange Fund shares without the identity of the underlying shareholder being known to that Fund. Accordingly, the ability of the Funds to monitor and detect Frequent Trading through omnibus accounts and Intermediary Accounts would be very limited, and there would be no guarantee that the Funds could identify shareholders who might be engaging in Frequent Trading through such accounts or curtail such trading. The Advisor currently does not allow exceptions to the policy.

Under a federal rule, the Fund is required to have an agreement with many of its intermediaries obligating the intermediaries to provide, upon the Fund's request, information regarding the intermediaries' customers and their transactions. However, there can be no guarantee that all excessive, short-term or other abusive trading activities will be detected, even if such an agreement is in place.

Shares of the International Equity Fund will be assessed a fee of 2.00% of the redemption amount if such shares are redeemed within 60 days of purchase. The redemption fee is paid directly to the Fund and is intended to offset the cost of liquidating a shareholders' investment in the Fund, discourage short-term trading of shares, and protect long-term shareholders – the redemption fee is not a sales charge of other fee intended to finance sales or marketing expenses. No redemption fee will be imposed in the following cases:

- Redemption of shares purchased through reinvestment of dividends or capital gains distributions;

- Amounts representing capital appreciation of shares;

- Redemptions pursuant to a Systematic Withdrawal Plan, up to a maximum of 20% per year of a shareholder's account value based on the value of the account at the time the Systematic Withdrawal Plan is established or modified, provided all dividends and distributions are reinvested;

- Redemptions of shares to pay fund or account fees;

- Redemption of shares upon the death or permanent disability of the shareholder. This exemption is available only for shares held at the time of death or initial determination of permanent disability and provided the Fund is notified of the requested exemption at the time of the redemption request; or

- Mandatory distributions from a tax-deferred retirement plan or IRA. This exemption is available only if the Fund is notified of the requested exemption at the time of the redemption request.

In determining whether a redemption fee is applicable to a particular redemption, it is assumed that the redemption is first of shares acquired pursuant to the reinvestment of dividends and capital gains distributions, and next of shares held by the shareholder for the longest period of time. If shares are held and subsequently redeemed through an omnibus account, the financial intermediary that places the trade with the Fund will be responsible for determining the amount of the redemption fee for each respective sale of shares and of the collection of such fees, if any.

Intermediaries may apply frequent trading policies that differ from those described in this Prospectus. If you invest with the Funds through an intermediary, please read that firm's program materials carefully to learn of any rules or fees that may apply.

Although the Funds have taken steps to discourage Frequent Trading of the Funds' shares, there is no guarantee that such trading will not occur.

OTHER IMPORTANT INVESTMENT INFORMATION

DIVIDENDS, DISTRIBUTIONS, AND TAXES

The following information is meant as a general summary of the federal income tax provisions regarding the taxation of the shareholders. Additional tax information appears in the SAI. Shareholders should rely on their own tax advisors for advice about the particular federal, state, and local tax consequences to them of investing in the Funds.

Each Fund intends to distribute all or substantially all of its net investment income and net realized capital gains to its shareholders at least annually. A Fund's shareholders may elect to take in cash or reinvest in additional Fund shares any dividends from net investment income or capital gains distributions. Although a Fund is not taxed on amounts it distributes, shareholders will generally be taxed on distributions regardless of whether distributions are paid by the Fund in cash or are reinvested in additional Fund shares. Distributions to non-corporate investors attributable to ordinary income and short-term capital

gains are generally taxed as ordinary income, although certain income dividends may be taxed to non-corporate shareholders as qualified dividend income at long-term capital gains rates provided certain holding period requirements are satisfied. Distributions of long-term capital gains are generally taxed as long-term capital gains, regardless of how long a shareholder has held Fund shares. Distributions may be subject to state and local taxes, as well as federal taxes.

Taxable distributions paid by a Fund to corporate shareholders will be taxed at corporate tax rates. Corporate shareholders of a Fund may be entitled to a dividends received deduction ("DRD") for a portion of the dividends paid and designated by the Fund as qualifying for the DRD provided certain holding period requirements are met.

In general, a shareholder who sells or redeems shares in a Fund will realize a capital gain or loss, which will be long-term or short-term, depending upon the shareholder's holding period for the shares, provided that any loss recognized on the sale of shares held for six months or less will be treated as long-term capital loss to the extent of capital gain dividends received with respect to such shares. An exchange of shares may be treated as a sale and any gain may be subject to tax.

The Funds, and in particular the International Equity Fund, may be subject to foreign taxes or foreign tax withholding on dividends, interest, and some capital gains that it receives on foreign securities. You may qualify for an offsetting credit or deduction under U.S. tax laws for your portion of the International Equity Fund's foreign tax obligations, provided that you meet certain requirements and the Fund satisfies certain requirements. See your tax adviser or IRS publications for more information.

As with all mutual funds, each Fund may be required to withhold U.S. federal income tax (presently at the rate of 28%) on all taxable distributions payable to shareholders who fail to provide the Fund with their correct taxpayer identification numbers or to make required certifications, or who have been notified by the IRS that they are subject to backup withholding. Backup withholding is not an additional tax; rather, it is a way in which the IRS ensures it will collect taxes otherwise due. Any amounts withheld may be credited against a shareholder's U.S. federal income tax liability.

Shareholders should consult with their own tax advisors to ensure distributions and sale of shares of a Fund are treated appropriately on their income tax returns.

Cost Basis Reporting. Federal law requires that mutual fund companies report their shareholders' cost basis, gain/loss, and holding period to the Internal Revenue Service on the Funds' shareholders' Consolidated Form 1099s when "covered" securities are sold. Covered securities are any regulated investment company and/or dividend reinvestment plan shares acquired on or after January 1, 2012. The Funds have chosen Average Cost as its default tax lot identification method for all shareholders. A tax lot identification method is the way the Funds will determine which specific shares are deemed to be sold when there are multiple purchases on different dates at differing net asset values, and the entire position is not sold at one time. The Funds' standing tax lot identification method is the method covered shares will be reported on your Consolidated Form 1099 if you do not select a specific tax lot identification method. You may choose a method different than the Funds' standing method and will be able to do so at the time of your purchase or upon the sale of covered shares. Please refer to the appropriate Internal Revenue Service regulations or consult your tax adviser with regard to your personal circumstances.

For those securities defined as "covered" under current Internal Revenue Service cost basis tax reporting regulations, the Funds are responsible for maintaining accurate cost basis and tax lot information for tax reporting purposes. The Funds are not responsible for the reliability or accuracy of the information for those securities that are not "covered." The Funds and their service providers do not provide tax advice. You should consult independent sources, which may include a tax professional, with respect to any decisions you may make with respect to choosing a tax lot identification method.

FINANCIAL HIGHLIGHTS

The financial highlights that follow are intended to help you understand each Fund's financial performance for the previous five fiscal years. Certain information reflects financial results for a single fund share. The total returns in the tables represent the rate that an investor would have earned (or lost) on an investment in the Funds (assuming reinvestment of all dividends and distributions). The financial data included in the tables below (other than for the semi-annual period) have been derived from audited financial statements of each of the Funds. The financial data in the table for each period have been audited by BBD, LLP, an independent registered public accounting firm, whose reports covering such years are incorporated by reference into the SAI. This information should be read in conjunction with the Funds' latest audited annual financial statements and notes thereto, which are also incorporated by reference to the SAI, a copy of which may be obtained at no charge by calling the Funds at 1-877-892-4BCM (1-877-892-4226). Further information about the performance of the Funds is contained in the Annual Report of each of the Funds, a copy of which may also be obtained at no charge by calling the Funds.

The Brown Capital Management Mid Company Fund

Investor Shares
(For a Share Outstanding Throughout each Year)

The Brown Capital Management Small Company Fund

Investor Shares
(For a Share Outstanding Throughout each Year)

The Brown Capital Management International Equity Fund

Investor Shares
(For a Share Outstanding Throughout each Year)

Additional Information

Please see the back cover of this prospectus on how to contact the Funds and how to receive additional information regarding the Funds.

Each Fund is a series of the Brown Capital Management Mutual Funds

Additional information about the Funds is available in the Funds' SAI, which is incorporated by reference into this prospectus. Additional information about the Funds' investments is also available in the Funds' Annual and Semi-annual Reports to shareholders. The Funds' Annual Report includes a discussion of market conditions and investment strategies that significantly affected the Funds' performance during their last fiscal year.

The SAI and the Annual and Semi-annual Reports are available free of charge on the website listed below and upon request (you may also request other information about the Funds or make shareholder inquiries) as follows:

Documented: **Internet:**

Brown Capital Management Mutual Funds   www.browncapital.com
c/o ALPS Fund Services, Inc.
P.O. Box 1466
Denver, Colorado 80201

Toll-Free Telephone: **E-mail:**

1-877-892-4BCM
(1-877-892-4226)   information@browncapital.com

Information about the Funds (including each Fund's SAI, financial reports, Form N-Q, and other information) can also be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Inquiries on the operations of the public reference room may be made by calling the SEC at 1-202-551-8090. Reports and other information about the Funds are available on the EDGAR Database on the SEC's Internet site at www.sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, D.C. 20549-1520.

Investment Company Act file number 811-06199

